SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

STREAM GLOBAL SERVICES, INC.

(Name of the Issuer)

SGS HOLDINGS LLC

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

ACOF MANAGEMENT II, L.P.

ACOF OPERATING MANAGER II, L.P.

ARES MANAGEMENT LLC

ARES PARTNERS MANAGEMENT COMPANY LLC

EGS DUTCHCO B.V.

EGS LUXCO S.ÀR.L.

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

PEP VI INTERNATIONAL LTD.

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

AYALA CORPORATION

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

LIVEIT INVESTMENTS LIMITED
G. DREW CONWAY
PAUL G. JOUBERT

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

378981104

(CUSIP Number of Class of Securities)

SGS Holdings LLC

2000 Avenue of the Stars, 12th Floor

Los Angeles, California 90067

(310) 201-4100

Michael D. Weiner c/o Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067 (310) 201-4100	Roman A. Bejger, Esq. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903 (401) 751-1770	Solomon M. Hermosura c/o Ayala Corporation 33/F Tower One & Exchange Plaza Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670

with copies to:

Ori Solomon, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael E. Weisser, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8249

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.               ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.              ☐ The filing of a registration statement under the Securities Act of 1933.

c.               ☐ A tender offer.

d.              ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,921,371	$2,397.59

(1)          Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the acquisition of 6,437,345 shares of common stock, par value $0.001 per share, of Stream Global Services, Inc. at a price per share of $3.25.

(2)          The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,397.59
Form or Registration No.:	Schedule 13E-3; Amendment No. 1 to Schedule 13E-3; Amendment No. 2 to Schedule 13E-3
Filing Party:

SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC, Ares Partners Management Company LLC, EGS Dutchco B.V., EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P., PEP VI International Ltd., NewBridge International Investment Ltd., Ayala Corporation, Azalea International Venture Partners Ltd., LiveIt Investments Limited, G. Drew Conway and Paul G. Joubert

Date Filed:	1/31/2012; 3/5/2012; 3/22/2012

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends the Transaction Statement on Schedule 13E-3 (the “Original 13E-3”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2012, as amended by Amendment No.1 to the Transaction Statement on Schedule 13E-3 filed on March 5, 2012 (“Amendment No.1”), as amended by Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed on March 22, 2012 (“Amendment No. 2” and, together with the Original 13E-3 and Amendment No. 1, the “Schedule 13E-3”), by SGS Holdings LLC, a Delaware limited liability company (“Parent”), Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“Ares”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS”), NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with Ares and EGS, the “Parent Members”), G. Drew Conway (“Mr. Conway”), Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”), and the other persons listed on the cover of this Amendment No. 3 above the caption “Name of Persons Filing Statement” (together with Parent, the Parent Members and the Rollover Directors, the “Filing Persons”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  This Schedule 13E-3 is being filed in connection with potential privately negotiated purchases of shares of common stock, par value $0.001 per share (“Shares”), of Stream Global Services, Inc. (“Stream”) and a contemplated subsequent “short-form” merger that, if consummated, would result in Stream becoming a private company. All information set forth in this Amendment No. 3 should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.  All capitalized terms used in this Amendment No. 3 and not otherwise defined have the meanings ascribed to such terms in the Original 13E-3, Amendment No. 1 and Amendment No. 2.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5(c) of the Schedule 13E-3 is hereby amended to add the following:

The Filing Persons are aware of an informal phone call made on April 3, 2012 by the chief executive officer (the “Industry Executive”) of another company in the same industry as Stream (the “Industry Participant”) to Kathryn Marinello, Stream’s chief executive officer. In that call, the Industry Executive inquired whether Stream would be interested in engaging in discussions at some time in the future to determine whether the parties should explore a potential transaction.  The Industry Executive did not propose any transaction or terms.  Stream has informed the Filing Persons that, since the call, neither Ms. Marinello nor anyone else at Stream has (a) had any further contact with the Industry Executive or (b) received any proposals from or on behalf of the Industry Participant.  There is no assurance however as to whether Stream will or will not decide to pursue any transaction with any third parties, including the Industry Participant, in the future.

Item 5(e) of the Schedule 13E-3 is hereby amended to add the following:

Rollover Contribution Agreement

On April 18, 2012, Parent entered into a Contribution and Exchange Agreement (the “Rollover Contribution Agreement”) with the Rollover Directors. Pursuant to the terms and conditions of the Rollover Contribution Agreement, on April 18, 2012, Mr. Conway contributed 451,498 Shares to Parent in exchange for 0.6% of the units of membership interest of Parent and Mr. Joubert contributed 489,754 Shares to Parent in exchange for 0.7% of the units of membership interest of Parent. A copy of the Rollover Contribution Agreement was filed as Exhibit 8 to Parent’s Schedule 13D filed with the Commission on April 18, 2012 and is incorporated herein by reference.

Item 16.  Exhibits

Item 16 of the Schedule 13E-3 is hereby amended to add Exhibit (d)-12:

Exhibit	Description
(d)-12

Contribution and Exchange Agreement, dated as of April 18, 2012, by and among SGS Holdings LLC, G. Drew Conway and Paul G. Joubert. (incorporated by reference to Exhibit 8 to Parent’s Schedule 13D filed with the Commission on April 18, 2012)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 23, 2012

SGS HOLDINGS LLC

By:	/s/ Nathan Walton
Name: Nathan Walton
Title: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
its Manager

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
its General Partner

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

[Signature Page to Schedule 13E-3]

EGS DUTCHCO B.V.

By:	/s/ Sinisa Krnic
	Name:	Sinisa Krnic
	Title:	Director

EGS LUXCO S.ÀR.L.

By:	/s/ Sinisa Krnic
	Name:	Sinisa Krnic
	Title:	Manager

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

By:	PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.,
its Sole General Partner

By:	PEP VI INTERNATIONAL LTD.,
its Sole General Partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

By:	PEP VI INTERNATIONAL LTD.,
its Sole General Partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PEP VI INTERNATIONAL LTD.

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

[Signature Page to Schedule 13E-3]

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Authorized Signatory

AYALA CORPORATION

By:	/s/ Delfin C. Gonzalez Jr.
	Name:	Delfin C. Gonzalez Jr.
	Title:	Authorized Signatory

By:	/s/ Solomon M. Hermosura
	Name:	Solomon M. Hermosura
	Title:	Authorized Signatory

AZALEA INTERNATIONAL VENTURE PARTNERS LTD.

By:	/s/ Delfin C. Gonzalez Jr.
	Name:	Delfin C. Gonzalez Jr.
	Title:	Authorized Signatory

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3]

By:	/s/ G. Drew Conway
Name: G. Drew Conway

By:	/s/ Paul G. Joubert
Name: Paul G. Joubert

[Signature Page to Schedule 13E-3]